UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 5, 2022

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Collection Drop 010 Underlying Asset Sale
On July 23, 2022, Series Collection Drop 010, a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), sold the Series Collection Drop 010 Asset, an Art Blocks NFT by Snowfro titled Chromie Squiggle #524, on OpenSea.io for $18,135, $16,574 net of platform fees and artist sale royalties, versus the Series Collection Drop 010 offering amount of $25,300. The sale contained no other material terms and/or conditions. In connection with the sale, Otis Wealth, Inc. (the “Manager”) assumed all outstanding but unpaid Series Collection Drop 010 acquisition and offering expenses. This will result in a net loss to holders of interests (“Interests”) in Series Collection Drop 010. The closing of the sale was consummated on July 23, 2022.
The Manager, as the manager of Series Collection Drop 010, has been appointed as liquidator and will distribute to holders of Series Collection Drop 010 Interests all of the remaining assets (which consist only of cash) of Series Collection Drop 010, after making provision for liabilities of Series Collection Drop 010, if any. After making such distribution, the Manager intends to wind up Series Collection Drop 010 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of Series Collection Drop 010 Interests.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2022	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director